February 20, 2015

Eagle Asset Management, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

Dear Ladies and Gentlemen:

Eagle Capital Appreciation Fund, Eagle Growth & Income Fund and Eagle Series Trust, each a Massachusetts business trust, (each a “Trust”) offer, as applicable, multiple series and classes of shares of beneficial interest for sale to the public.  Each series and class has unique fees and expenses.  Each Trust’s series (“Series”) and its respective classes (“Class”), as applicable, are listed in Attachment A.

As investment adviser and administrator to each Trust, Eagle Asset Management, Inc. (“Eagle”) agrees to waive its fees and/or reimburse expenses of a Series or Class to the extent that a Series or Class’ annual operating expenses for its fiscal year exceed the limitations (“Expense Limitations”) set forth in Attachment A.  These Expense Limitations will be in effect for a 12-month period coinciding with the effectiveness of each applicable Series’ prospectus (“Expense Limitation Period”).  For purposes of this Agreement, annual operating expenses shall not include interest, taxes, brokerage commissions, costs relating to investments in other investment companies, dividend costs and extraordinary expenses.  In addition, annual operating expenses shall include offset expense arrangements with the custodian for each Series.

Eagle maintains the right to recover from the same Series or Class of shares the fee previously waived and/or expenses previously reimbursed by Eagle during the Expense Limitation Period within the Series’ next two fiscal years if total annual operating expenses for a given Series or Class are less than any expense limitations then in effect for that Series or Class.  The determination as to whether Eagle may recover fees waived and/or expenses reimbursed is made for each Class of a Series without regard to any other Class of the same Series.  The Agreement may be changed by the Trusts’ Board of Trustees without the approval of Trust shareholders.

Eagle agrees that it shall look only to the assets of an applicable Series or Class for performance of this Agreement and for any claims for payment.  No other Series, Class, a Trust or its trustees, officers, employees, agents or shareholders shall be personally liable for performance by a Series or Class under this Agreement.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the Commonwealth of Massachusetts, except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.

Very truly yours,

EAGLE CAPITAL APPRECIATION FUND EAGLE GROWTH & INCOME FUND EAGLE SERIES TRUST

By: /s/ Susan L. Walzer
Susan L. Walzer
Principal Executive Officer

EAGLE ASSET MANAGEMENT, INC.

By:  /s/ Richard J. Rossi

Richard J. Rossi
President

ATTACHMENT A
Expense Limitation
(as a percent of average daily net assets)

	Class A	Class C	Class I & Class R5	Class R3	Class R6	Limitation Period Ends
Eagle Capital Appreciation Fund	1.40%	2.20%	0.95%	1.65%	0.85%	02/29/2016
Eagle Growth & Income Fund	1.40%	2.20%	0.95%	1.65%	0.85%	02/29/2016
Eagle Series Trust						02/29/2016
Eagle International Stock Fund	1.75%	2.55%	1.15%	1.75%	1.05%	02/29/2016
Eagle Investment Grade Bond Fund	0.85%	1.65%	0.60%	1.15%	0.50%	02/29/2016
Eagle Mid Cap Growth Fund	1.50%	2.30%	0.95%	1.70%	0.85%	02/29/2016
Eagle Mid Cap Stock Fund	1.50%	2.30%	0.95%	1.70%	0.85%	02/29/2016
Eagle Small Cap Growth Fund	1.50%	2.30%	0.95%	1.70%	0.85%	02/29/2016
Eagle Smaller Company Fund	1.50%	2.30%	0.95%	1.70%	0.85%	02/29/2016
Eagle Tax-Exempt Bond Fund	0.85%	1.65%	0.60%	1.15%	0.50%	02/29/2016